FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated July 12, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MBI-3253 (celgosivir) Demonstrates Potent Activity

Against Hepatitis C Virus Surrogate

Antiviral activity synergistic in combination with ribavirin or interferon-α

Vancouver, BC, CANADA – July 20, 2004 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF) announces the publication of results demonstrating  the potent efficacy of MBI-3253 (celgosivir) against the widely accepted surrogate model of the Hepatits C Virus ("HCV"), bovine viral diarrhea virus ("BVDV"). BVDV is closely related to HCV and is an in-vitro predictor of the efficacy of anti-HCV drugs in humans.The studies were carried out by Kevin Whitby, Ph.D and colleagues. The paper, entitled: “Action of celgosivir (6 O-butanoyl castanospermine) against the pestivirus BVDV: implications for the treatment of hepatitis C” was published in a recent issue of the peer-reviewed journal, Antiviral Chemistry & Chemotherapy (Volume 15 Issue 3; Pages 141-151).

Jake Clement, Ph.D., Chief Science Officer for Micrologix, stated, “This research represents important scientific support in a well-recognized non-clinical model for MBI-3253 as a potential treatment for chronic HCV infections.” The data indicated the following:

  Potent antiviral activity in a BVDV culture system considered to be predictive of anti-HCV activity

  Clear additive and synergistic effects of MBI-3253 in combination with ribavirin alone or interferon-α (ribavirin and interferon-α are two of the most common HCV therapies in use today)

  Confirmation of the mechanism of viral replication inhibition

  Lack of cellular toxicity at high drug concentrations in a variety of cell lines

About MBI-3253 & HCV Infections

MBI-3253 (celgosivir) is an orally-administered, unique antiviral agent exerting its effects through the inhibition of the mammalian cell enzyme, α-glucosidase I. Alpha-glucosidase I inhibitors can inhibit the replication of a broad range of enveloped viruses (including HCV) by preventing the correct folding of their envelope glycoproteins. Micrologix plans to initiate a Phase II clinical study of MBI-3253 in HCV patients during the second half of calendar 2004.

Chronic hepatitis C virus (HCV) infection is a serious public health concern affecting approximately 4.5 million people in the United States. Worldwide, the disease affects as many as 185 million people. HCV causes inflammation of the liver, which may lead to fibrosis and cirrhosis, liver cancer, and ultimately, liver failure. Cirrhosis of the liver resulting from chronic HCV infection is the leading indication for liver transplantation in the U.S. Due to the asymptomatic nature of HCV infection, it often goes undetected for up to 20 years following initial infection. Each year, 8,000 to 10,000 people in the U.S. die from complications of HCV. Current therapies for HCV infection have only limited effectiveness, especially against genotype I, the most common strain of HCV in North America. It is predicted that deaths from HCV will surpass those of AIDS in the United States by 2010, at which time the global HCV market is forecasted to be approximately $6 billion.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation. On April 15, 2004, Micrologix announced an agreement to acquire San Diego-based MitoKor, Inc., a biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer’s disease, arthritis, and glaucoma.

Micrologix Biotech Inc.

July 20, 2004

“Jim DeMesa”

James DeMesa, MD President & CEO

Contacts:

Jonathan Burke Investor & Media Relations Micrologix Biotech Inc. Telephone: 604-221-9666 Ext 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino de Jesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: a projected annual burn rate for Fiscal 2005 between $11 million and $13 million; completion of a licensing agreement before the end of calendar 2004 for the co-development and commercialization of MBI-594AN; a Phase II study for MBI-3253 being started in the next few months; closing the acquisition of MitoKor in August 2004; and beginning clinical development of MBI-2401 in the first half of calendar 2005. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; future capital needs; uncertainty of future funding; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: July 20, 2004